Issuer Free Writing Prospectus
Dated as of January 28, 2011
Filed pursuant to Rule 433
Supplementing the Preliminary Prospectus dated January 27, 2011
Registration Statement No. 333-171673
SS&C Announces Estimated Revenue and Consolidated EBITDA for Fourth Quarter
WINDSOR, CT — January 28, 2011 — SS&C Technologies Holdings, Inc. (Nasdaq: SSNC), or “SS&C Holdings”, a global provider of financial services software and software-enabled services, today announced its estimated revenue and Consolidated EBITDA for the three months ended December 31, 2010.
SS&C Holdings’ consolidated financial statements for the three months ended December 31, 2010, its fourth fiscal quarter, are not yet available. SS&C Holdings’ expectations with respect to its unaudited results for the three months ended December 31, 2010 as set forth below are based upon management estimates and are the responsibility of SS&C Holdings. SS&C Holdings’ independent registered public accounting firm, PricewaterhouseCoopers LLP, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. This summary is not meant to be a comprehensive statement of SS&C Holdings’ unaudited financial results for the three months ended December 31, 2010 and its actual results may differ from these estimates.
Based on the foregoing, SS&C Holdings estimates that revenues for the three months ended December 31, 2010 will be between $85.6 million and $86.1 million and that Consolidated EBITDA for the three months ended December 31, 2010 will be between $35.0 million and $35.5 million. For this purpose, Consolidated EBITDA has the definition and is subject to the limitations set forth below under the caption “Non-GAAP Disclosure”.
Forward-Looking Statements
This press release contains forward-looking statements, including information about SS&C Holdings’ estimated revenue and Consolidated EBITDA for the three months ended December 31, 2010. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “plans,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. SS&C Holdings cautions you that forward-looking statements are not guarantees of future performance and that SS&C Holdings’ actual results of operations, financial condition and liquidity may differ materially from those made in or suggested by the forward-looking statements contained in this press release. In addition, even if SS&C Holdings’ results of operations, financial condition and liquidity are consistent with the forward-looking statements contained in this press release, those results may not be indicative of results in subsequent periods.
The following list represents some, but not all, of the factors that may cause actual results to differ from those anticipated or predicted:
•	the effect of a prolonged downturn in the general economy or the financial services industry;

•	the effect of any further or accelerated consolidations in the financial services industry;

•	SS&C Holdings’ ability to retain and attract clients and key personnel;

•	the integration of acquired businesses;

•	SS&C Holdings’ ability to continue to derive substantial revenues from the licensing of, or provision of software-enabled services relating to, certain of SS&C Holdings’ licensed software, and the provision of maintenance and professional services in support of such licensed software;

•	SS&C Holdings’ ability to adapt to rapidly changing technology and evolving industry standards, and SS&C Holdings’ ability to introduce new products and services;

•	challenges in maintaining and expanding SS&C Holdings’ international operations;

•	the effects of war, terrorism and other catastrophic events;

•	the risk of increased interest rates due to the variable rates of interest on certain of SS&C Holdings’ indebtedness; and

•	other risks and uncertainties, including those listed under the caption “Risk factors” in Amendment No. 1 to the Registration Statement filed by SS&C Holdings with the Securities and Exchange Commission on January 27, 2011.
You should also carefully read the factors described in the “Risk factors” section of Amendment No. 1 to the Registration Statement filed by SS&C Holdings with the Securities and Exchange Commission on January 27, 2011 to better understand the risks and uncertainties inherent in SS&C Holdings’ business and underlying any forward-looking statements.
Any forward-looking statements that SS&C Holdings makes in this press release speak only as of the date of such statement, and SS&C Holdings’ undertakes no obligation to update such statements except as required by law.

Non-GAAP Disclosure
Consolidated EBITDA is a non-GAAP financial measure used in key financial covenants contained in SS&C Holdings’ senior credit facilities, which are material facilities supporting SS&C Holdings’ capital structure and providing liquidity to its business. Consolidated EBITDA is defined as earnings before interest, taxes, depreciation and amortization (EBITDA), further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under SS&C Holdings’ senior credit facilities. SS&C Holdings believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Consolidated EBITDA is appropriate to provide additional information to investors to demonstrate compliance with the specified financial ratios and other financial condition tests contained in SS&C Holdings’ senior credit facilities.
Management uses Consolidated EBITDA to gauge the costs of SS&C Holdings’ capital structure on a day-to-day basis when full financial statements are unavailable. Management further believes that providing this information allows SS&C Holdings’ investors greater transparency and a better understanding of SS&C Holdings’ ability to meet its debt service obligations and make capital expenditures.
Any breach of covenants in SS&C Holdings’ senior credit facilities that are tied to ratios based on Consolidated EBITDA could result in a default under that agreement, in which case the lenders could elect to declare all amounts borrowed due and payable and to terminate any commitments they have to provide further borrowings. Any such acceleration would also result in a default under SS&C Holdings’ indenture. Any default and subsequent acceleration of payments under SS&C Holdings’ debt agreements would have a material adverse effect on SS&C Holdings’ results of operations, financial position and cash flows. Additionally, under SS&C Holdings’ debt agreements, SS&C Holdings’ ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Consolidated EBITDA.
Consolidated EBITDA does not represent net income or cash flow from operations as those terms are defined by generally accepted accounting principles (“GAAP”) and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. Further, SS&C Holdings’ senior credit facilities require that Consolidated EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be disproportionately affected by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent four-quarter period or any complete fiscal year.
Consolidated EBITDA is not a recognized measurement under GAAP, and investors should not consider Consolidated EBITDA as a substitute for measures of SS&C Holdings’ financial performance and liquidity as determined in accordance with GAAP, such as net income, operating income or net cash provided by operating activities. Because other companies may calculate Consolidated EBITDA differently than SS&C Holdings does, Consolidated EBITDA may not be comparable to similarly titled measures reported by other companies. Consolidated EBITDA has other limitations as an analytical tool, when compared to the use of net income, which is the most directly comparable GAAP financial measure, including:
•	Consolidated EBITDA does not reflect the provision of income tax expense in SS&C Holdings’ various jurisdictions;

•	Consolidated EBITDA does not reflect the significant interest expense incurred as a result of SS&C Holdings’ debt leverage;

•	Consolidated EBITDA does not reflect any attribution of costs to SS&C Holdings’ operations related to investments and capital expenditures through depreciation and amortization charges;

•	Consolidated EBITDA does not reflect the cost of compensation provided to SS&C Holdings’ employees in the form of stock option awards; and

•	Consolidated EBITDA excludes expenses that SS&C Holdings believes are unusual or non-recurring, but which others may believe are normal expenses for the operation of a business.
Availability of Prospectus
SS&C Holdings has filed a registration statement with the Securities and Exchange Commission relating to a proposed follow-on public offering of 11,000,000 shares of its common stock, of which 2,000,000 will be offered by the company and 9,000,000 shares will be offered by selling stockholders. In connection with the offering, certain selling stockholders will grant the underwriters a 30-day option to purchase up to an additional 1,650,000 shares of common stock to cover any over-allotments. The company will not receive any proceeds from the sale of shares by the selling stockholders.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
J.P. Morgan Securities LLC, Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. are serving as joint book-running managers of the offering, and Needham & Company, LLC, Raymond James & Associates, Inc., Wells Fargo Securities, LLC, and William Blair & Company, L.L.C. are acting as co-managers.
This offering shall be made only by means of a prospectus. Copies of the preliminary prospectus relating to the offering may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling toll-free at 1-866-803-9204; Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, or by calling toll-free at

(866) 718-1649 or by email to prospectus@morganstanley.com; or Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, or by calling toll-free at (800) 503-4611 or by email to prospectus.cpdg@db.com.
    Contact:

    Patrick Pedonti
    Chief Financial Officer
    Tel: +1-860-298-4738
    E-mail: InvestorRelations@sscinc.com
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the prospectus may be obtained as described in the preceding paragraph.